NUTRITION 21, INC.
4 Manhattanville Road
Purchase, NY 10577
(914) 701-4500

April 5, 2011

VIA EDGAR AND OVERNIGHT COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention:         Jeffrey Riedler, Assistant Director

Re:	Nutrition 21, Inc.
Form 10-K and Definitive Proxy Statement
Filed September 22, 2010
File No. 001-12106

Dear Mr. Riedler:

This letter provides the responses of Nutrition 21, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance set forth in your letter of March 29, 2011 to Mr. Michael A. Zeher, the Company’s CEO, regarding the Company’s Form 10-K for the fiscal year ended June 30, 2010 (the “Form 10-K”).  For ease of review, each of your letter’s numbered comments is set forth below in italics and is followed by the Company’s response.

Form 10-K

Pharmaceutical Products Licensed to Third Parties, page 6

1.
Please provide revised disclosure for inclusion in future filings that expands the discussion of the Biosynexus agreement to disclose the aggregate amount of milestone payments you may receive and the amount of milestone payments you have received to date.  In addition, please quantify the royalty provisions to provide a range within ten percent or a general discussion such as single digits, mid teens, etc.

Response to Comment 1

On December 31, 2010, Biosynexus terminated the nisin and lysostaphin license agreements and paid the Company a termination fee of $400,000.  This termination and the associated fee are referenced at page 12 of the Company’s Form 10-Q for the quarterly period ended December 31, 2010 under Results of Operations—Revenues, which states: “Certain license agreements were terminated in the current quarter resulting in the recognition of termination fees, net of $0.4 million.”

The Company will not receive any further payments from Biosynexus in respect of these license agreements.  Accordingly, we respectfully believe the requested revised disclosure is not necessary in future filings.

Nutritional Patents, page 8

2.	Please provide revised disclosure for inclusion in future filings which expands the discussion to clarify the jurisdiction in which you obtained the patents described in this section.

Response to Comment 2

All the patents described in this section were granted in the United States.  Accordingly, we propose in future filings to revise the introductory statement “Our significant patents consist of:” to read instead, “Our significant patents consist of the following, all of which were granted in the United States:”, or wording to that effect.

Pharmaceutical Patents, page 9

3.
To the extent the patents referred to in the discussion are material, please provide proposed revised disclosure for inclusion in future filings that expands the discussion to identify the products and/or technology to which the patent or group of patents applications pertain, disclose when the respective granted patent or groups of patents are scheduled to expire, and disclose the jurisdictions in which the patents were obtained.

Response to Comment 3

In view of the termination of the Biosynexus licenses noted in our response to Comment 1, the pharmaceutical patents referred to in this discussion are not material.  Accordingly, we respectfully believe the requested revised disclosure is not necessary in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact the undersigned with any questions or comments regarding this correspondence.

Sincerely,

/s/ Benjamin T. Sporn

Benjamin T. Sporn
Nutrition 21, Inc.
Vice President, General Counsel and
Secretary
(917) 971-2791

Copy to:	Mr. Michael A. Zeher, Nutrition 21, Inc.
Scott Budlong, Esq., Richards Kibbe & Orbe LLP